Vectren Corporation
One Vectren Square
Evansville, IN 47708

September 16, 2014

Mr. William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:            Vectren Corporation
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 20, 2014
File No. 1-15467

Dear Mr. Thompson:

We have received your letter dated September 9, 2014 detailing your office’s review of the Vectren Corporation (Vectren) Form 10-K for the Fiscal Year ended December 31, 2013 filed on February 20, 2014.  We have reviewed your comment and offer our response thereto as noted below.  For your convenience, we have reproduced your comment and requests for information below followed by our response.

Form 10-K for the Fiscal year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data, page 67

1.
Please tell us why you have not presented the summarized financial data under Rule 4-08(g) of Regulation S-X for your equity method investments for the years presented.  Additionally, please provide us with your significance test with respect to income before continuing operations before income taxes to determine whether the financial statements of ProLiance Energy are required under Rule 3-09 of Regulation S-X.  Please refer to Rule 1-02(w)(3) of Regulation S-X.

Response:  In response to the Staff’s comment, Vectren is supplementally providing the requested information and response under separate cover pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. § 200.83).

*     *     *     *     *

Finally, in connection with Vectren’s response to your comment, as requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional comments, please contact me at (812) 491-4305.

Sincerely,

/s/ M. Susan Hardwick
M. Susan Hardwick
Senior Vice President and Chief Financial Officer